SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment to Form N-8A
NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY
ACT OF 1940
The underwriting investment company
hereby notifies the Securities and
Exchange Commission that it is amending
its registration, filed on August 17,
2018 (File No. 811-23372), under and
pursuant to the provisions of
Section 8(a) of the Investment Company
Act of 1940, and in connection with such notification of amendment to its registration submits the following information:


Name: YOLANDA LEWIS dba
YOLANDA LEWIS INNOVATIVE RESOURCES INC.
Address of Principal Business Office:
2572 21st Street Sacramento
California 95818
Telephone Number: 888-900-5507
Name and Address of Agent for Service of
Process:
    CT Corporation
Suite 930
Los Angeles, California 90017

Check Appropriate Box:
Registrant is filing a Registration
Statement pursuant to Section 8(b) of
the Investment Company Act of 1940
concurrently with the filing of Form
N-8A/A:
Yes  x    No

---------------------------
** NOTICE OF TRADE ACCEPTANCE **

FACE AMOUNT CERTIFICATE NO.
08092019-1011001


LEWIS & CLARK COLLEGE OFFICE OF FINANCIAL AID
0615 S.W.  PALATINE HILL ROAD PORTLAND,
OREGON, 97219-7899

2019-20 AWARD NOTIFICATION
AUGUST 9, 2019 UNDERGRADUATE
Electronic Filing Depository ID#2704211

TRADE ACCEPTANCE
LEWIS & CLARK PIONEER AWARD 7,000 FALL
7,000 SPRING  TOTAL 14,0000

BUDGET: TUITION & FEES 52,780, LIVING ALLOWANCE
13,008, BOOKS & SUPPLIES 1,050, PERSONAL &
2,052 TOTAL: 68,890

TOTAL CHARGES: 82,890
ASSESSMENT (25%)   20,723

Grand Total: 103,613

FACE AMOUNT CERTIFICATE NO.
08092019-1011001
ISSUE DATE: 08-09-2019

MATURITY DATE: 11/07/2019
International CUSIP NO, US85453P2065
CERTAIN SUM:  103,613 ONE HUNDRED THREE
THOUSAND SIX HUNDRED THIRTEEN DOLLARS
IN UNITED STATES CURRENCY

            *********************
Charge provided to the Federal Trade Commission,
Employees Securities Company, Office Separate of
Financial Public Revenue Aid and eligibility criteria for available aid programs, that Lewis
& Clark College are able to publicly offer
Electronic Filing Depository I.D. # 2704211.

I as Presiding Natural Person Registrar, of
FDIC and Federal Deposit Insurance Banking Act, established Common Interest on behalf of Electronic
Filing Depository I.D. # 2704211, fully insured balance up to 250,000.00 per passing
Face-Amount-Certificate have Accepted
Lewis & Clark College Public Offer, Being Accord &
Satisfaction, Payable at Office out of Financial Aid,
District Clearing House 12 for Place of Payment, upon receiving Lewis & Clark, Drawn Bill of Exchange for
Bill of Credit and the TOTAL AMOUNT $103,613.00 TO BE
RAISED DUE IMMEDIATELY.

Executed on  9th day of August, 2019

Employees Securities Company Yolanda Lewis
CIK 0001750462 for Employees' Securities
Company Jalen Lewis

/s/ Lewis for Yolanda, PID 160-12578-4
International Organization


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